UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*


Boxed, Inc. (f/k/a Seven Oaks Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

103174108
(CUSIP Number)

Jerry Cammarata
Atalaya Capital Management LP
One Rockefeller Plaza
32nd Floor
New York, NY 10022
(212) 201-1924

with a copy to:
Stephen B. Amdur
Pillsbury Winthrop Shaw Pittman LLP
31 West 52nd Street
New York, NY 10019
(212) 858-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 103174108

(1) Names of reporting persons

ACM ARRT VII D LLC

(2) Check the appropriate box if a member of a group

(a)  [ ]
(b)  [ ]

(see instructions)

(3) SEC use only

(4) Source of funds (see instructions): OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place or organization

Delaware, USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 3,190,282

(9) Sole dispositive power: 0

(10) Shared dispositive power: 3,190,282

(11) Aggregate amount beneficially owned by each reporting person: 3,190,282

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11): 4.4%

(14) Type of reporting person (see instructions): OO


CUSIP No. 103174108

(1) Names of reporting persons

Atalaya Special Purpose Investment Fund LP

(2) Check the appropriate box if a member of a group

(a)  [ ]
(b)  [ ]

(see instructions)

(3) SEC use only

(4) Source of funds (see instructions): OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place or organization

Delaware, USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 10,000

(9) Sole dispositive power: 0

(10) Shared dispositive power: 10,000

(11) Aggregate amount beneficially owned by each reporting person: 10,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11): 0.0%

(14) Type of reporting person (see instructions): PN


CUSIP No. 103174108

(1) Names of reporting persons

Atalaya Capital Management LP

(2) Check the appropriate box if a member of a group

(a)  [ ]
(b)  [ ]

(see instructions)

(3) SEC use only

(4) Source of funds (see instructions): IA, PN

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place or organization

Delaware, USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 3,200,282

(9) Sole dispositive power: 0

(10) Shared dispositive power: 3,200,282

(11) Aggregate amount beneficially owned by each reporting person: 3,200,282

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11): 4.4%

(14) Type of reporting person (see instructions): IA, PN



       This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed on December 15, 2021, as amended and supplemented on the Schedule 13D/A filed on August 15, 2022, on August 23, 2022 and on August 31, 2022 (the "Original Schedule 13D"). The Original Schedule 13D, its subsequent amendments, and this Amendment No. 4 are collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given to them in the Original Schedule 13D. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4.

       The class of equity security to which this amendment to Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Boxed, Inc., a Delaware corporation (the "Issuer"), formerly known as Seven Oaks Acquisition Corp. The address of the principal executive offices of the Issuer is 451 Broadway, Floor 2, New York, NY 10013. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer.

       Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety and item 5(c) of the Schedule 13D is amended and supplemented as follows:

       (a)-(b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

       The Reporting Persons' aggregate percentage of beneficial ownership is approximately 4.4% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned assumes 72,494,532 shares of Common Stock outstanding, based on information included in the Issuer's Current Report on Form 10-Q filed on August 9, 2022 and includes the 10,000 shares of Common Stock issuable upon the exercise of warrants held of record by ASPIF.
       ARRT may be deemed to have beneficial ownership of 3,190,282 shares of Common Stock. ASPIF may be deemed to have beneficial ownership of 10,000 shares of Common Stock underlying warrants exercisable within 60 days. ACM may be deemed to beneficially own 3,200,282 shares of Common Stock, including 10,000 shares of Common Stock underlying warrants exercisable within 60 days.


ARRT:
(i)	Amount beneficially owned:  3,190,282
(ii)	Percent of Class:  4.4%
(iii)	Sole power to vote or to direct the vote:  0
(iv)	Shared power to vote or to direct the vote:  3,190,282
(v)	Sole power to dispose or to direct the disposition of:  0
(vi)	Shared power to dispose or to direct the disposition of:  3,190,282

ASPIF:
(i)	Amount beneficially owned:  10,000
(ii)	Percent of Class:  0.0%
(iii)	Sole power to vote or to direct the vote:  0
(iv)	Shared power to vote or to direct the vote:  10,000
(v)	Sole power to dispose or to direct the disposition of:  0
(vi)	Shared power to dispose or to direct the disposition of:  10,000

ACM:
(i)	Amount beneficially owned:  3,200,282
(ii)	Percent of Class:  4.4%
(iii)	Sole power to vote or to direct the vote:  0
(iv)	Shared power to vote or to direct the vote:  3,200,282
(v)	Sole power to dispose or to direct the disposition of:  0
(vi)	Shared power to dispose or to direct the disposition of:  3,200,282

       Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

       (c) Since August 31, 2022, the date of filing Amendment No. 3 to the Original 13D, the Reporting Persons in aggregate effected the following transactions of Common Stock of the Issuer, as applicable:

       (i) August 31, 2022, sold 90,577 shares in an open market transaction at a price of $1.0375 per share;
       (ii) September 1, 2022, sold 85,300 shares in an open market transaction at a price of $1.0157 per share;
       (iii) September 2, 2022, sold 158,642 shares in an open market transaction at a price of $0.9659 per share;
       (iv) September 6, 2022, sold 261,771 shares in an open market transaction at a price of $1.0036 per share;
       (v) September 7, 2022, sold 122,636 shares in an open market transaction at a price of $1.0388 per share;
       (vi) September 8, 2022, sold 60,614 shares in an open market transaction at a price of $1.0291 per share;

	(e) As a result of the transactions reported in Item 5(c), the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Company on September 8, 2022. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.      Description
Exhibit I        Joint Filing Agreement by and among the Reporting Persons.



SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: September 9, 2022

ACM ARRT VII D LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



EXHIBIT I
JOINT FILING AGREEMENT
       This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Boxed, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 9, 2022


ACM ARRT VII D LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory